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                           January 31, 2023

       John Loeffler, II
       Chairman and Chief Executive Officer
       CaliberCos Inc.
       8901 E. Mountain View Rd.
       Ste. 150
       Scottsdale, AZ 85258

                                                        Re: CaliberCos Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed January 1,
2023
                                                            File No. 333-27657

       Dear John Loeffler:

              We have reviewed your amended registration statement and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form S-1

       Unaudited Condensed Consolidated Balance Sheets as of September 30, 2022 and December 31,
       2021, page F-1

   1. Please reconcile the respective number of Class A common shares outstanding at
                                                        September 30, 2022 and
December 31, 2021 to the corresponding number of shares
                                                        disclosed as of these
dates in the Condensed Consolidated Statements of Changes in
                                                        Stockholders    Equity
(Unaudited) on page F-3. This comment also applies to the audited
                                                        Consolidated Balance
Sheets and Consolidated Statements of Changes in Stockholders
                                                        Equity as of and for
the periods ending December 31, 2021 and 2020.
 John Loeffler, II
CaliberCos Inc.
January 31, 2023
Page 2

       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                         Sincerely,
FirstName LastNameJohn Loeffler, II
                                                         Division of
Corporation Finance
Comapany NameCaliberCos Inc.
                                                         Office of Real Estate
& Construction
January 31, 2023 Page 2
cc:       Thomas J. Poletti. Esq.
FirstName LastName